

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 27, 2008

D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, Texas 75039

   RE: Fluor Corporation
      Form 10-K for Fiscal Year Ended December 31, 2007
      Definitive Proxy Statement filed on March 14, 2008
      File No. 1-16129

Dear Mr. Steuert:

   We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Business, page 1

1. In future filings, please provide the information required by Item 101(c)(1)(ix) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed on March 14, 2008

Executive Compensation

Components of 2007 Named Executive Compensation, page 22
Annual Incentive Program, page 22

2. In future filings, please identify the corporate diversity, corporate safety and government safety performance measures.

3. We note that for competitive reasons you do not disclose your business groups' earnings before interest and taxes on page 23 or new awards gross margin on page 25. Based on your disclosures, these targets seem material in determining the amount of compensation paid to the named executive officers and should be disclosed. Please provide us with your analysis as to why disclosure of the particular targets would cause you competitive harm. Please see Instruction 4 to Item 402(b) of Regulation S-K dealing with the standard used for determining whether disclosure would cause you competitive harm. For additional guidance, please refer to our telephone interpretations found in the Division of Corporation Finance page of our website, in particular, the answer to Question 3.04, and the materials found in the "Staff Observations in the Review of Executive Compensation."

Value Driver Incentive Program, page 25

4. In your future filings, please consider including a tabular presentation of the applicable minimum, target and upper target values and the corresponding payout amount expressed in percentages of salary for each named executive officer.

Restricted Stock and Non-Qualified Stock Options, page 25

5. In future filings, please address how the compensation committee decides the number of restricted stock awards and the number of stock options to be issued to each named executive officer and the frequency of these grants.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, the undersigned at (202) 551-3767 if you have any questions regarding legal matters.

Sincerely,

Jennifer Hardy
Legal Branch Chief